News Release Communiqué de Pressee

Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Thailand: Production Period Extended on Bongkot Field and New Development to be Launched
Paris, November 5, 2007 — Total announces that the Thai authorities have approved the extension for ten years of the production period for Bongkot, the largest gas field in Thailand. Bongkot consists of Blocks B15, B16, and B17. With the extension, the Joint Venture partners are entitled to continue to produce gas and condensate from Block B15 until 2022 and from Blocks B16 and B17 until 2023.
Existing developments on Bongkot were concentrated in the northern part of the licence (Greater Bongkot North). The Bongkot Field currently produces approximately 600 million cubic feet per day of natural gas and 18,000 barrels per day of condensate (about 20% of national gas consumption in Thailand). Three new gas discoveries should enter production in 2009 in the Greater Bongkot North (GBN) zone, allowing to extend the production plateau of GBN.
After the success of four delineation wells drilled in 2007 in the Greater Bongkot South (GBS) zone, the Government decision to extend the production period should enable to launch a new development on this area in 2008 after an agreement is reached on the commercial terms on gas sales.
This development will consist of a production platform, a living quarters platform and a number of wellhead platforms. It should increase the production volume by 300 million cubic feet per day, which will push Bongkot production capacity to approximately 900 million cubic feet per day at the beginning of the next decade.
Bongkot has been on production since 1993, it is operated by PTT Exploration and Production Plc. (PTTEP), with a 44.45% interest. The remaining stakes are owned by Total (33.33%) and BG Asia Pacific Pte. Limited (22.22%).

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s upstream in Thailand
The Group’s primary asset in Thailand is the Bongkot gas and condensates field (33.33%) where its share of production reached 41,000 barrels of oil equivalent per day in 2006.
Total is also active in power and cogeneration in Thailand and owns 28 % of Easter Power and Electric Company Ltd (EPEC) which has operated since 2003 the combined cycle gas power plant of Bang Bo, with a capacity of 350 MW
Total Exploration & Production in the Asia-Pacific Region
At 253,000 barrels of oil equivalent per day, the Asia-Pacific region accounted for 11% of the Group’s total production in 2006. Total is primarily active in Indonesia, where it has operated the Mahakam block with partner Inpex since 1970 and is one of the country’s leading producers of liquefied natural gas.
The Group recently strengthened and diversified its mining domain by taking new permits in Australia, Indonesia, Bangladesh and Vietnam. It also acquired a 24% stake in Australia’s Ichthys LNG project, in partnership with Inpex, and signed a contract with China National Petroleum Corporation to appraise, develop and produce natural gas resources in the South Sulige block in China.
* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com